Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated March 31, 2023, with exception to Notes 16 and 18 for which the date is July 14, 2023, in Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-273246), relating to the audit of the consolidated balance sheets of Northann Corp and its subsidiaries (collectively the “Company”) as of December 31, 2022, 2021 and 2020, and the related consolidated statements of income and comprehensive income (loss), stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements).

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

San Mateo, California	WWC, P.C.
August 24, 2023	Certified Public Accountants
PCAOB ID: 1171